Crest Capital LLC
STATEMENT OF MEMBER'S EQUITY
For the period December 15, 2014 through December 31, 2015

Balance, December 14, 2014	$	47,585
Capital contributions		24,000
Capital distributions		-
Net income (loss)		(38,672)
Balance, December 31, 2015	$	32,913

See accompanying notes to financial statements.